
September 16, 2014

VIA E-Mail
Mr. Jonathan W. Grisham
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, New York 10605

> **Re:** **Acadia Realty Trust**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 26, 2014**
> **File No. 001-12002**

Dear Mr. Jonathan W. Grisham:

We have reviewed your response letter dated September 8, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation, page F-12

1.   We have considered your response to comment 1. You indicate that the operating agreement was amended wherein the Partners waived most of the significant participating rights. Such a statement appears to imply the continuing existence of significant participating rights. Please clarify. If significant participating rights continue to exist, please describe such rights and explain how you evaluated the existence of such rights in your determination that consolidation was appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant